Social Life Network, Inc.

July 9, 2018

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director

Re:	Social Life Network, Inc. (referred to herein as “we”, “our” or “us or “Social Life” Registration Statement filed on Form S-1; Amendment No. 4 File No. 333-222709

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Social Life Network Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-222709, as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on July 9, 2018, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our legal counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Best Regards,

/s/ Ken Tapp
Ken Tapp, Chief Executive Officer